REYNALDO’S MEXICAN FOOD COMPANY, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

November 15, 2022

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reynaldo’s Mexican Food Company, Inc.
Amendment No.3 Form 10-12G
File No. 000-56463
Filed October 26, 2022

Dear Mr. Costello

Set forth below is the response for Reynaldos Mexican Food Company, Inc., a Nevada corporation (“RYNL” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 7, 2022, with respect to our Form 10-12(g), Amendment 3 filled on October 26, 2022.

Amendment No. 3 to Form 10-12G

Item 5. Directors and Executive Officers, page 19

1. We note your response to comment 3 of our letter and reissue in part. Additionally, we note your disclosure that custodianship has been terminated for Reynaldo's Mexican Foods. Please revise disclosure to clarify the original purpose of the custodianship and the authority and duties of the custodian, and describe the activities the custodian actually carried out for the company prior to termination of the custodianship. Further explain the effect of termination of the custodianship on the company and on the authority of Ms. Keaveney and Small Cap Compliance to manage or act on behalf of the company, including with respect to this registration statement. Additionally, for each company for which she is no longer custodian, please clarify what happened to each entity. For example, please clarify if the entities were sold, merged with other entities, or went out of business, and if they went out of business, please clarify the circumstances that led to it going out of business.

Response:

Please note the information has already been disclosed in regard to the authority and duties of custodian. The custodianships are uniform when duties and authority is given by the court and this format was followed for each company. Here is the paragraph that was already disclosed in this section:

Small Cap Compliance, LLC and Rhonda Keaveney are considered promoters under the meaning of Securities Act Rule 405(1)(ii). Rhonda Keaveney was appointed custodian of the Company and under its duties stipulated by the Nevada court. The Custodian took initiative to organize the business of the issuer. As custodian, their duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Nevada Secretary of State. The custodian also had authority to enter into contracts and find a suitable merger candidate. In addition, Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian and paid outstanding bills to creditors on behalf of the company. The custodian has not, and will not, receive any additional compensation, in the form of cash or stock, for custodian services.

In regard to what gives Ms. Keaveney and Small Cap Compliance authority to manage or act on behalf of the company, including with respect to this registration statement: As custodian, their duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Nevada Secretary of State. The custodian also had authority to enter into contracts and find a suitable merger candidate.

One of the duties of a custodianship is to appoint new officers and directors and act on behalf of the company to enter into new contracts and conduct day to day business management. The court order containing all duties and authority was disclosed as an exhibit as well.

In regard to entities that were sold, merged with other entities, or went out of business, it was not my duty, as a former custodian, to merge a company with another company or follow these companies once my custodianship was discharged. In addition, I resigned my positions as officer and director upon termination of custodianship if I had not already appointed new officers and directors.

Please see Eline Entertainment Group, Inc. The Form 10 for Reynaldos Mexican Food Company, Inc. contains the same disclosure information for Item 5 as EEGI. The SEC’s completion of review letter was emailed on October 24, 2022. Please let me know if you would like to me to disclose my response above as information in my disclosure statement, or if this response is sufficient.

Item 15. Financial Statements and Exhibits, page 41

2. We note your response to comment 4 of our letter and reissue in part. It appears that you continue to file Articles of Incorporation for entities with names other than Reynaldo's Mexican Foods. Please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, including any amendments that may have changed the company's name to Reynaldo's Mexican Foods from something else, as required by Item 601(b)(3)(i) of Regulation S-K. Please also revise disclosure in your filing to explain the sequence of any transactions and name changes since your original incorporation and reinstatement of your charter. Ensure that the documents you have filed as exhibits are consistent with your narrative discussion of the company's history in this regard.

Response:

The following language was inserted in Item 1(a) Business Development and the exhibits were updated to reflect all information listed below.

Reynaldo’s Mexican Food Company, Inc. (OTC “RYNL”) was incorporated under the laws of the State of Nevada on October 24, 1984, as Partners America, Inc. On Feburary 25, 1987, the Company amended its Articles of Incorporation and changed its name to Primary Metals, Inc. On June 9, 1992 the Company merged with Hispanamericans, Incorporated and Hispanamericans, Inc. was the surviving corporation On August 25, 1992, the Company changed its name to Allied Biotechnology Technology, Inc. and then Vialux, inc. in 1997. Inc. The Company also authorized 500,000 shares of Series A Voting Non Convertible Preferred Stock. Shares were not issued and on April 27, 2022, an amendment was filed to cancel the shares. On March 26, 1998, the Company changed its name to Dragon Energy Group. Ltd. and then Shakeys, Inc. on June 19, 2002. Seven Angel Ventures, Inc. was implemented on February 19, 2004. The Company became Twister Networks, Inc. on March 18, 2004, and Reynaldo’s Mexican Food Company, Inc. on February 16, 2005.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Reynaldo’s Mexican Food Company, inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

2